UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December, 2008

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

*	The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Delhaize Group Appoints New Chief Financial Officer

BRUSSELS, Belgium - December 11, 2008 - Delhaize Group (Euronext Brussels: DELB, NYSE: DEG), the Belgian international food retailer, is pleased to announce that Stéfan Descheemaeker will join the Company on January 5, 2009 as its new Chief Financial Officer responsible for finance and strategy. Stéfan Descheemaeker comes to Delhaize Group with an impressive track record in general, finance and strategy management positions at Anheuser-Busch InBev, one of the world’s top five consumer products companies, and the holding companies Cobepa and Definance.

Stéfan Descheemaeker, 48, spent the last 12 years of his professional career with Anheuser-Busch InBev. In 1996, he joined the Belgian brewer where he became Executive Vice President External Growth, managing its M&A operations, culminating with the merger of Interbrew and AmBev in 2004. At that point in time, he transitioned to operational management, successfully in charge of respectively the brewer’s operations in the U.S. and Mexico, Central and Eastern Europe, and, eventually, Western Europe. In 2008, Stéfan Descheemaeker ended his operational responsibilities at Anheuser-Busch InBev as a member of its Executive Board of Management and joined the company’s Board as non-executive director.

Stéfan started his career with Cobepa, at that time the Benelux investment company of BNP-Paribas. He later joined the holding company Defi as CEO of its financial subsidiary Definance, of which he led the IPO process. During this period, he built strong investment, financial and tax expertise. Stéfan is married and has three children, is a Belgian citizen and holds a Masters’ degree as Commercial Engineer, Solvay Business School, Brussels, Belgium.

“We are delighted to welcome Stéfan Descheemaeker to our Company and its Executive Committee”, says Pierre-Olivier Beckers, President and Chief Executive Officer of Delhaize Group. “Stéfan’s leadership and drive are outstanding. He has large general management experience on both sides of the Atlantic and extensive financial know how. Moreover, Stéfan has an impressive track record in the field of cost and performance management and the execution of growth projects that will be invaluable in helping Delhaize Group achieve its business objectives.”

Stéfan Descheemaeker succeeds Craig Owens, who left Delhaize Group on September 30, 2008, to seize another professional opportunity. As Executive Vice President of Delhaize Group and a member of its Executive Committee, he will be responsible for finance and strategy, including acquisitions.

Delhaize Group

Delhaize Group is a Belgian food retailer present in seven countries on three continents. At the end of September 2008, Delhaize Group’s sales network consisted of 2,630 stores. In 2007, Delhaize Group posted EUR 19.0 billion (USD 26.0 billion) in revenues and EUR 410.1 million (USD 562.1 million) in net profit (Group share). At the end of 2007, Delhaize Group employed approximately 138,000 people. Delhaize Group’s stock is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

CONTACTS :

Guy Elewaut:	+ 32 2 412 29 48
Geert Verellen:	+32 2 412 83 62
Aurélie Bultynck	+32 2 412 83 61
Barbera Hoppenbrouwers (media):	+32 2 412 86 69
Amy Shue (U.S.investors):	+1 704 633 8250 (ext 2529)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: December 12, 2008	By:	/s/ G. Linn Evans
G. Linn Evans
Vice President